

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Andrey Kamenskiy
Chief Financial Officer
Mobile TeleSystems Public Joint Stock Company
4 Marksistskaya Street
Moscow 109147 Russian Federation

Re: Mobile TeleSystems Public Joint Stock Company
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-15094

Dear Andrey Kamenskiy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology